Exhibit 99.1

Nano Dimension Announces Acting CFO

Tomer Pinchas, Current Nano COO and Veteran Finance Professional, to Assume both COO and CFO Roles for the Duration of CFO Yael Sandler’s Maternity Leave

Waltham, Mass., Sept. 05, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or “Nano”), a leading supplier of Additively Manufactured Electronics and multi-dimensional polymer, metal & ceramic Additive Manufacturing  3D printers, announced today that Nano’s Chief Operating Officer (COO) Tomer Pinchas has been appointed as Chief Financial Officer (CFO) and COO, covering the responsibilities of Nano CFO Yael Sandler while she is on maternity leave.

Mr. Pinchas has served as Nano’s COO for the past year – a leadership position in which he will continue to serve. As a veteran finance professional with over 18 years of global experience in finance, M&A, and operations management, he has served as CFO at numerous multinational companies, including Kyron Systems Ltd. from March 2018 to August 2022, myThings Inc. from 2016 to March 2018 and DVTel, Inc. from 2007 to 2016. Mr. Pinchas started his career at several top public accounting firms, including PwC in New York. Mr. Pinchas is a graduate of the General Management Program (GMP) at Harvard Business School and holds a B.A in Accounting and Finance from the College of Management.

Nano Dimension extends its heartfelt congratulations to Ms. Sandler and her family on the birth of their child and looks forward to welcoming her back to the company full-time following her parental leave.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com